DeLancey Resigns From Atna Board

Vancouver, B.C. (December 15, 2003) Atna Resources Ltd (TSX: ATN) announces the resignation of Peter DeLancey from its Board of Directors, to take effect December 15. Mr. DeLancey is stepping down for health reasons. Peter has served Atna shareholders with distinction as President and Director from 1989 to 2000, as Chairman of the Board from 2000 to 2002, and since then as a Director and Chief Geologist. During his tenure with the company, he led its exploration team to its most important success to date: the discovery of the Wolverine massive sulphide zinc – silver – copper – gold – lead deposit in the Yukon, in which the company continues to retain a 39.5% interest.

The Directors, staff, and management of Atna will miss Peter's contribution to the Board and wish him well.

For further information contact:

ATNA RESOURCES LTD.
Michael Williams, Vice President
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com